

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

August 11, 2009

<u>Via U.S. Mail and Facsimile</u>

Mr. Claude Diedrick
President, Chief Executive Officer, and Chief Financial Officer
Quadra Projects Inc.
6130 Elton Avenue
Las Vegas, NV 89107

> **Re:** **Quadra Projects Inc.**
> **Form 10-K for the Year Ended November 30, 2008**
> **Filed March 4, 2009**
> **File No. 000-53156**

Dear Mr. Diedrick:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended November 30, 2008

Item 8. Financial Statements and Supplementary Data, page 21

Report of Independent Registered Public Accounting Firm, page F-1

1.   Please revise future filings to indicate the city and state where the accountants report was
        issued in accordance with Rule 2-02(a) of Regulation S-X.

Balance Sheets, page F-2

2.   Please explain to us the nature of the "organization expense" asset, including a discussion
        of why you believe capitalization of this item in these financial statements complies with
        FASB Accounting Standards Codification 720-15-25-1, which states that costs of start-up
        activities, including organization costs, should be expensed as incurred.

Statements of Changes in Stockholders' Equity, page F-4

3.   We note here and on page F-8 that you issued 9,000,000 shares to your president and
        sales director. Please tell us and revise future filings to disclose how you have accounted
        for this share-based compensation. As applicable, discuss how you have considered the
        guidance in FASB Accounting Standards Codification 718-10 or 505-50. Discuss how
        you determined the fair value of the shares issued, including your consideration of how
        the value recorded for the issuance of the 9,000,000 shares ($0.0002 per share) reconciles
        with the value of shares sold for cash during the same year ($0.0016 per share).

        As appropriate, please respond to these comments within 10 business days or tell us when
you will provide us with a response. Please furnish a cover letter that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief